

02047333



RECD S.E.C.

JUL 2 9 2002

1086

PROCESSED

JUL 3 0 2002

THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b)
under the Securities Exchange Act of 1934

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3 – 2(b) 82 -

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   Prudential plc

2. Name of director

   Clark Manning and Alexander Stewart

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Clark Manning

   Alexander Stewart

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Purchase of Prudential plc shares by Directors

7. Number of shares / amount of stock acquired

   Clark Manning 10,000 shares

   Alexander Stewart 2,200 shares

8. Percentage of issued class

Clark Manning 0.0005%

Alexander Stewart 0.0001%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Shares of 5p each

12. Price per share

Clark Manning £4.39

Alexander Stewart £4.20

13. Date of transaction

26 July 2002

14. Date company informed

26 July 2002

15. Total holding following this notification

Clark Manning 119,586 shares

Alexander Stewart 16,310 shares

16. Total percentage holding of issued class following this notification

Clark Manning Less than 0.006%

Alexander Stewart Less than 0.0009%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

John Price, Deputy Group Secretary, 020 7548 3805

Date of Notification

26 July 2002

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 26 July 2002

By:

Title: Assistant Group Secretary